ANNUAL MEETING OF STOCKHOLDERS OF

SUPERIOR ENERGY SERVICES, INC.

April 12, 2023

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 12, 2023
The accompanying proxy statement and the 2022 Annual Report are available without cost
at http://www.astproxyportal.com/ast/24002

Please mark, sign, date and return your voting instruction card in the envelope provided as soon as possible.

▼ Please detach along perforated line and mail this voting instruction card in the envelope provided. ▼

■ 20700000000000000000 1   041223

SUPERIOR'S BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL 1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTING INSTRUCTIONS IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors.

☐ **FOR ALL NOMINEES**

☐ **WITHHOLD AUTHORITY**
FOR ALL NOMINEES

☐ **FOR ALL EXCEPT**
(See instructions below)

NOMINEES:
○ Joseph Citarrella
○ Daniel E. Flores
○ Michael Y. McGovern
○ Brian K. Moore
○ Julie J. Robertson
○ Krishna Shivram
○ Timothy J. Winfrey

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

PLEASE MARK, SIGN, DATE AND RETURN THIS VOTING INSTRUCTION CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

Signature of Beneficial Owner _____ Date: _____ Signature of Beneficial Owner _____ Date: _____

Note: Please sign exactly as your name or names appear on this voting instruction card. When shares are owned jointly, each owner should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.